SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2000


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Consolidated financial statements for the nine months ended
    September 30, 2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date:  December 6, 2000             By: /s/ KEN CAI
                                            --------------------------------
                                            Ken Cai, President and C.E.O.

ELLIS FOSTER
   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
--------------------------------------------------------------------------------

NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at September 30, 2000 and the consolidated statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


Vancouver, Canada                                         "ELLIS FOSTER"
November 16, 2000                                      Chartered Accountants




-------------------------------------------------------------------------------
EF  A partnership of incorporated professionals
    An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
        - members in principal cities throughout the world

MINCO MINING AND METALS CORPORATION

Consolidated Balance Sheet
September 30, 2000
(Unaudited - See Notice to Reader)



                                                                        2000                         1999
                                                                     -------------               -------------
ASSETS

Current
  Cash and cash equivalents                                          $     81,934                $     63,282
  Marketable securities                                                 1,377,900                   2,431,649
  Funds restricted for mineral exploration                                     --                       2,145
  Accounts receivable                                                     100,802                      46,705
  Prepaid expenses and deposits                                            35,496                      81,624
                                                                     -------------               -------------
                                                                        1,596,132                   2,625,405

Mineral interests (Note 1)                                              2,195,908                   2,256,507

Capital assets                                                            151,588                     296,265
                                                                     -------------               -------------
                                                                     $  3,943,628                $  5,178,177
                                                                     =============               =============
LIABILITIES

Current
  Accounts payable and accrued liabilities                           $    277,463                $    263,265
                                                                     -------------               -------------
SHAREHOLDERS' EQUITY

Share capital (Note 2)                                                 10,286,933                  10,175,833

Deficit                                                                (6,620,768)                 (5,260,921)
                                                                     -------------               -------------
                                                                        3,666,165                   4,914,912
                                                                     -------------               -------------
                                                                     $  3,943,628                $  5,178,177
                                                                     =============               =============




MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Nine Months Ended September 30, 2000
(Unaudited - See Notice to Reader)


                                                    2000                         1999
                                               -------------                 -------------

Interest and sundry income                     $     37,500                  $     52,180

Mineral interest written off                             --                        (4,590)

Expenses
  Accounting and audit                               55,526                        57,937
  Advertising                                        17,225                        32,406
  Amortization                                       39,659                        68,502
  Capital taxes                                          --                        11,581
  Conference                                          2,377                         8,883
  Donations                                             300                            --
  Investor and government relations                 103,018                       105,148
  Investor relations - consulting                   123,468                        95,948
  Legal                                               3,357                        13,653
  Listing, filing and transfer agents                14,300                        19,761
  Management fees                                    39,479                        28,720
  Office and miscellaneous                           45,934                        38,043
  Printing                                               --                        42,920
  Property investigation                                 --                        37,796
  Rent                                               50,754                        79,174
  Salaries and benefits                              39,160                        56,246
  Telephone                                          12,185                        17,280
  Travel and transportation                          25,597                        18,233
  Foreign exchange loss                               7,775                         4,235
                                               -------------                 -------------
                                                    580,114                       736,466
                                               -------------                 -------------
Net loss for the period                            (542,614)                     (688,876)

Deficit, beginning of period                     (6,078,154)                   (4,572,045)
                                               -------------                 -------------
Deficit, end of period                         $ (6,620,768)                 $ (5,260,921)
                                               =============                 =============
Loss per share                                 $      (0.03)                 $      (0.04)
                                               =============                 =============
Weighted average number of
  common shares outstanding                      16,320,652                    16,056,911
                                               =============                 =============


MINCO MINING AND METALS CORPORATION

Consolidated Statement of Cash Flows
Nine Months Ended September 30, 2000
(Unaudited - See Notice to Reader)


                                                                      2000                     1999
                                                                   ----------              -----------

Cash flows from (used in) operating activities
  Net loss for the period                                          $(542,614)               $(688,876)
  Adjustment for items not involving cash:
  - amortization                                                      39,659                   68,502
  - mineral interest written off                                          --                    4,590
                                                                   ----------              -----------
                                                                    (502,955)                (615,784)

  Deferred exploration costs                                        (360,532)                (606,504)
  Change in non-cash working capital items:
  - accounts receivable                                               (7,919)                 (29,075)
  - prepaid expenses and deposits                                     28,979                  (17,607)
  - marketable securities                                            553,733                  148,181
  - accounts payable and accrued liabilities                          (7,287)                 123,711
                                                                   ----------              -----------
                                                                    (295,981)                (997,078)
                                                                   ----------              -----------
Cash flows from financing activities
  Shares issued for cash, net of issuance costs                      111,100                  562,500
                                                                   ----------              -----------
Cash flows from (used in) investing activities
  Acquisition of capital assets                                       (1,409)                (100,721)
  Decrease in funds restricted
    for mineral exploration                                               --                  211,453
                                                                   ----------              -----------
                                                                      (1,409)                 110,732
                                                                   ----------              -----------
Decrease in cash and cash equivalents                               (186,290)                (323,846)

Cash and cash equivalents, beginning of period                       268,224                  387,128
                                                                   ----------              -----------
Cash and cash equivalents, end of period                           $  81,934                $  63,282
                                                                   ==========              ===========


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
September 30, 2000
-------------------------------------------------------------------------------
(Unaudited - See Notice to Reader)

I.       Mineral Interests



1.                                                      Jan. 1, 2000
                                     Deferred           to Sept. 30          Deferred              Deferred
                                      Costs                2000               Costs                 Costs
                                     Dec. 31            Exploration          Sept. 30              Sept. 30
                                       1999                Costs               2000                  1999
                                  ------------         -------------        -----------          -----------

Emperor's Delight                 $      100           $       --           $      100           $  111,097

Crystal Valley                           100                   --                  100                  100

Stone Lake                               100                   --                  100                  100

Changba Lijiagou
Lead-Zinc Deposit                        100                   --                  100              134,803

White-Silver Mountain              1,307,979               51,938            1,359,917            1,191,995

Chapuzi                                  100                   --                  100              330,218

Heavenly Mountains                   436,519                   --              436,519              436,519

Inner Mongolia                        90,378              308,594              398,972               51,675
                                  ------------         -------------        -----------          -----------
                                  $1,835,376           $  360,532           $2,195,908           $2,256,507
                                  ============         =============        ===========          ===========

2.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:


                                                                        Shares                   Amount
                                                                     -----------             ------------

Balance, December 31, 1998                                           15,745,123              $ 9,613,333

Private placement at $0.85 per share                                    250,000                  212,500

Private placement at $1.00 per share                                    150,000                  150,000

Share purchase warrants exercised at $1.60 per share                    125,000                  200,000
                                                                     -----------             ------------
Balance, September 30, 1999 and December 31, 1999                    16,270,123               10,175,833

Share purchase warrants exercised at $1.01 per share                    110,000                  111,100
                                                                     -----------             ------------
Balance, September 30, 2000                                          16,380,123              $10,286,933
                                                                     ===========             ============

     (c) As at September 30, 2000 and September 30, 1999, 3,562,328 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
September 30, 2000
--------------------------------------------------------------------------------
(Unaudited - See Notice to Reader)


2.   Share Capital (continued)

     (d)  Stock options outstanding at September 30, 2000:


               Number of            Underlying        Exercise Price
                Options               Shares            Per Option             Expiry Date
              -----------           ----------        ---------------       -----------------
                826,100               826,100              $1.41            March 5, 2006
                215,500               215,500              $1.41            June 20, 2007
                 97,300                97,300              $1.41            October 8, 2006
                 97,300                97,300              $1.41            March 6, 2007
                 75,000                75,000              $1.20            February 4, 2001
                 75,000                75,000              $1.41            February 4, 2001
                150,000               150,000              $1.65            July 16, 2006
                100,000               100,000              $1.20            December 1, 2006
                100,000               100,000              $2.00            December, 2006
              -----------           ----------
              1,736,200             1,736,200
              ===========           ==========


3.   Related Party Transactions


     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                                      2000             1999
                                                   ---------        ---------
         Management fees and salaries              $ 67,556         $ 74,671
         Deferred exploration costs                  42,228           48,897
                                                   ---------        ---------
                                                   $109,784         $123,568
                                                   =========        =========

     (b) Account payable of $51,632 (1999 - $51,914) is due to a director or a corporation controlled by a director of the Company.


4.   Comparative Figures

     Certain 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2000.

                       Schedule "C": Management Discussion
                        Minco Mining & Metals Corporation
                    For the Quarter Ended September 30, 2000


Project Activity

For the first nine months, the Company's project activity focused on exploration of the White Silver Mountain polymetallic project in Gansu Province, and Gobi Gold Project in Inner Mongolia, China. The exploration costs for the period totaled $360,532 with $308,594 spent on Gobi Gold Project, $51,938 went to White Silver Mountain project.

Four significant geophysical anomalies have been identified through this year's field program on its Gobi Gold Project located in Inner Mongolia, China.

The year 2000 program included the geological investigation of eight individual areas within the license, and a detailed follow-up over the area surrounding the Zhalazhaga deposit. This follow-up program consisted of:

o    detailed  magnetometer  surveying and geological mapping over an area of 20
     square  kilometers   including  an  area  with  a  known  deposit  and  its
     extensions;

o drill core logging of 2,000 meters of core drilled by Minco's Chinese partner on the Zhalazhaga deposit.

Four significant magnetic anomalous areas have been identified through the follow-up program. The areas, peripheral to the contact zones of intrusive centers and at the intersection of faults, are very prospective for skarn-related gold mineralization similar to that seen at the Fortitude deposits in Nevada.

Minco has started a detailed geological mapping program, headed by Carlin District specialist Dr. Allan Juhas, over the anomalous areas. Results will be released late this year.

Minco  has the  right  to earn a 75%  equity  interest  on the Gobi  project  by spending US $2.5 million over four years. The concession is located on the Eastern extension of the Tian Shan Gold Belt, which hosts significant world-class, sediment hosted gold deposits such as the Murantau and Kumtor depostits in neighboring Kryrgyztan to the west.

For the White Silver Mountain project, underground drill stations have been established to test the down dip extensions of the known massive sulphide mineralization in the Xiaotieshan Mine, both east and west of the areas drilled in 1999 and 2000. The current drilling program consists of a minimum of 5 holes. The first hole, collared on Section 9500 E, has been started.

Additionally, approximately 200 line kilometers of ground geophysics (pulse EM) have been completed on lines spaced 200 meters apart over the area of felsic volcanics prospective for the occurrence of volcanogenic massive sulphide deposits. This was the first test of this VMS district using modern geophysical techniques. A number of significant anomalies have been identified which correspond to favourable surface indicators, such as alteration zones, exhalative horizons and malachite mineralization. A complete report from the geophysical consultant, G. Lambert, who supervised the survey, is expected in about two months. A surface drill program will be required to evaluate this data.


Financial Activity

As to September 30, 2000, the Company spent a total of $360,532 on its properties in China. Overall administrative expenses were $580,114 for the first nine months of year 2000 compared to $736,466 for the same period of 1999. The decrease reflects a lower legal and filing, office and staffing expenses, property investigation costs, which were partially offset by increases in investor relations costs associated with the Company's on going filing of Form 20-F with the US Securities & Exchanges Commissions.

For this reporting period, management fees totaled $67,556 compared to $74,671 in 1999. In addition, the company paid expenses of $42,228 to its directors or corporations controlled by them, compared to the paid expenses of $48,897 for the comparable period of 1999.

The outstanding warrants of 1,600,000 shares with an exercise price of $2.00 have lapsed subsequent to the expiry date of June 30, 2000.

During this period the Company announced that Theodore H. Konyi has resigned as a director of the Company due to other business commitments. The Board of Directors would like to thank him for his valuable input, advice and contribution and wishes him well in his future endeavors.